Exhibit 99.1

CASI Pharmaceuticals Announces

Second Quarter 2025 Business and Financial Results

South San Francisco, California / August 29, 2025 / ACCESS NEWSWIRE / -- CASI Pharmaceuticals, Inc. (NASDAQ: CASI), a clinical-stage biopharmaceutical company focused on developing innovative therapies for patients with organ transplant rejection and autoimmune diseases, today reported business and financial results for the quarter ended June 30, 2025 (the “second quarter”).

“We are focused on advancing our CID-103 program, a potentially best-in-class anti-CD38 monoclonal antibody,” said David Cory, CEO of CASI. “We recently announced FDA clearance of our IND application for CID-103 in active and chronic active renal allograft antibody-mediated rejection (AMR). In parallel, our Phase 1/2 dose-escalation study of CID-103 in chronic immune thrombocytopenic purpura (ITP) is enrolling and dosing. We look forward to providing updates and guidance in the future regarding progress in the CID-103 clinical development program.”

Business Highlights

Program Updates and Upcoming Milestones

•	CID-103 for Immune Thrombocytopenic Purpura (ITP)

o	Phase 1/2 dose-escalation study ongoing

•	CID-103 for Antibody-Mediated Rejection (AMR) for Renal Allografts

o	FDA clearance of IND application

o	Phase 1 study planned to initiate in the third quarter of 2025

Corporate

•	Appointed David Cory as Chief Executive Officer and Board Member

•	Entered Definitive Equity and Assets Transfer Agreement with Kaixin Pharmaceuticals Inc.

Divestiture of Assets in China

On May 12, 2025, the Company announced that it had entered into a definitive Equity and Assets Transfer Agreement (the “Equity and Assets Transfer Agreement”) with Kaixin Pharmaceuticals Inc., a Cayman Islands incorporated entity wholly-owned by Dr. Wei-Wu He (“Kaixin Pharmaceuticals”) and two direct wholly-owned subsidiaries of the Company in China (the “Target Companies”), pursuant to which the Company will sell and transfer, and Kaixin Pharmaceuticals will purchase and acquire, 100% equity interests in both Target Companies (the “Target Equity Interest”), and all licensing rights, distribution rights, supply arrangements and related rights related to BI-1206 (in China), CID-103 (in Asia excluding Japan) and Thiotepa (in China excluding Hong Kong, Macau and Taiwan) (the “Target Pipeline Products”) for an aggregate purchase price of $20.0 million, which shall include assumption of up to $20.0 million of indebtedness of the Company (the “Transaction”). The closing of the Transaction is subject to certain customary conditions, including the resolution of a judicial freeze on the Target Equity Interest involved in the Transaction issued in connection with a previously disclosed legal dispute of the Company with Juventas Cell Therapy Ltd. The arbitration proceedings related to this dispute are ongoing. The Company and Kaixin Pharmaceuticals plan to enter into certain novation and/or assignment agreements with relevant licensors to effect the transfer of rights related to the Target Pipeline Products, which is expected to be completed concurrently with the transfer of the Target Equity Interest.

After the closing of the Transaction, the Company expects to retain the rights related to CID-103 (in Japan and non-Asian regions), EVOMELA®, FOLOTYN®, CNCT19 and CB-5339. The Company believes this transaction marks a pivotal moment for CASI, underscoring its commitment to sharpening its strategic focus on core priorities and adapting to dynamic market conditions. By concentrating resources on the advancement of CID-103, CASI expects to be well positioned to deliver long-term value for both patients and shareholders.

Second Quarter 2025 Financial Highlights

Revenues for the second quarter of 2025 were $4.2 million, a 5% increase compared to $4.0 million in the same period last year.

Cost of revenue for the second quarter of 2025 was $2.1 million, an 11% increase compared to $1.9 million in the same period last year.

Research and development expenses for the second quarter of 2025 were $1.7 million, up 31% from $1.3 million in the same period last year. The increase is primarily for the development of CID-103, supporting the company's focused pivot toward opportunities in organ transplant rejection and autoimmune indications.

General and administrative expenses for the second quarter of 2025 were $6.1 million, which is stable compared to $5.9 million in the same period last year.

Selling and marketing expenses for the second quarter of 2025 were $5.0 million, up 14% from $4.4 million in the same period last year. The increase is primarily due to increased marketing and promotion efforts in response to intensified competition from local melphalan generic products.

Share of net loss in an equity investee for the second quarter of 2025 were $2.2 million, representing the Company's recognition of a $2.2 million investment loss in the equity interest in Precision Autoimmune Therapeutics.

Net loss for the second quarter of 2025 was $13.4 million, compared to $7.0 million in the same period last year.

As of June 30, 2025, we had cash and cash equivalents of $6.7 million, compared to $13.5 million as of December 31, 2024.

Further information regarding the Company, including its Quarterly Report for the second quarter, can be found at www.casipharmaceuticals.com.

About CASI Pharmaceuticals

CASI Pharmaceuticals, Inc. is a publicly-traded, biopharmaceutical company focused on developing CID-103, an anti-CD38 monoclonal antibody for organ transplant rejection and autoimmune diseases.

CID-103 is a fully human IgG1, potentially best-in-class, clinical stage, anti-CD38 monoclonal antibody which targets a unique epitope and has demonstrated an encouraging pre-clinical efficacy and clinical safety profile compared to other anti-CD38 monoclonal antibodies, and for which CASI owns exclusive global rights. CASI is actively recruiting and dosing patients in a Phase 1 / 2 study in immune thrombocytopenic purpura (ITP). In parallel, CASI recently received FDA IND clearance to conduct a Phase 1 study in renal allograft antibody-mediated rejection (AMR) and plans to initiate the study in third quarter of 2025.

More information on CASI is available at www.casipharmaceuticals.com.

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "future," "intends," "plans," "believes," and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties related to the possibility that the Transaction will not occur as planned if events arise that result in the termination of the Equity and Assets Transfer Agreement, or if one or more of the various closing conditions to the Transaction are not satisfied or waived; the possibility that our plan with respect to our business operations after the consummation of the Transaction can be implemented successfully; our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern; the possibility that we may be delisted from trading on The Nasdaq Capital Market if we fail to satisfy applicable continued listing standards; the volatility in the market price of our ordinary shares; the risk of substantial dilution of existing shareholders in future share issuances; the difficulty of executing our business strategy on a global basis including China; our inability to enter into strategic partnerships for the development, commercialization, manufacturing and distribution of our proposed product candidates or future candidates; legal or regulatory developments in China that adversely affect our ability to operate in China; our lack of experience in manufacturing products and uncertainty about our resources and capabilities to do so on a clinical or commercial scale; risks relating to the commercialization, if any, of our products and proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks); our inability to predict when or if our product candidates will be approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency, PRC National Medical Products Administration, or other regulatory authorities; our inability to receive approval for renewal of license of our existing products; the risks relating to the need for additional capital and the uncertainty of securing additional funding on favorable terms; the risks associated with our product candidates, and the risks associated with our other early-stage products under development; the risk that result in preclinical and clinical models are not necessarily indicative of clinical results; uncertainties relating to preclinical and clinical trials, including delays to the commencement of such trials; our ability to protect our intellectual property rights; the lack of success in the clinical development of any of our products; and our dependence on third parties; the risks related to our dependence on Juventas to conduct the clinical development of CNCT19 and to partner with us to co-market CNCT19; risks related to our dependence on Juventas to ensure the patent protection and prosecution for CNCT19; the risk related to the Company's ongoing development of and regulatory application for CID-103 with respect to the treatment of antibody-mediated rejection for organ transplant and the license arrangements of CID-103; risks relating to interests of our largest shareholder and our Chairman that differ from our other shareholders; risks related to the development of a new manufacturing facility by CASI Pharmaceuticals (Wuxi) Co., Ltd.; and risks related to our disagreement with Acrotech with respect to the termination of agreements regarding EVOMELA®. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided herein is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. We caution readers not to place undue reliance on any forward-looking statements contained herein.

EVOMELA® is proprietary to Acrotech Biopharma Inc. and its affiliates. FOLOTYN® is proprietary to Acrotech Biopharma Inc and its affiliates. The Company is currently involved in disputes and legal proceedings related to certain pipeline products, including EVOMELA® and CNCT-19. Please refer to the Company’s earlier SEC filing for further information.

COMPANY CONTACT:

Ingrid Choong, PhD

650-619-6115

ingridc@casipharmaceuticals.com

Financial Table Follows

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In USD thousands, except share and per share data)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$6,740	$13,468
Investment in equity securities, at fair value	22	2,623
Accounts receivable	5,363	15,345
Inventories	3,397	5,252
Prepaid expenses and other	2,640	2,888
Total current assets	18,162	39,576

Long-term investments	1,716	1,913
Property, plant and equipment, net	7,402	7,868
Intangible assets, net	230	238
Right of use assets	3,048	3,492
Other assets	644	587
Total assets	$31,202	$53,674

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$805	$2,723
Accrued and other current liabilities	18,198	15,344
Current portion of non current liabilities	18,734	18,385
Total current liabilities	37,737	36,452

Other liabilities	13,775	15,371
Total liabilities	51,512	51,823

Commitments and contingencies

Shareholders’ equity (deficit):
Ordinary shares	2	2
Treasury shares	(9,604)	(9,604)
Additional paid-in capital	715,732	713,302
Accumulated other comprehensive loss	(2,240)	(1,774)
Accumulated deficit	(724,200)	(700,075)
Total shareholders’ equity (deficit)	(20,310)	1,851
Total liabilities and shareholders’ equity (deficit)	$31,202	$53,674

CASI Pharmaceuticals, Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share data)

	Three months ended		Six months ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	4,175	3,979	10,415	7,388

Costs of revenues	(2,117)	(1,912)	(4,738)	(3,515)

Gross profit	2,058	2,067	5,677	3,873

Operating income (expenses):
Research and development	(1,724)	(1,254)	(3,660)	(3,730)
General and administrative	(6,084)	(5,942)	(13,782)	(10,755)
Selling and marketing	(4,960)	(4,425)	(9,183)	(8,161)
Gain on disposal of intangible assets	—	500	—	500
Foreign exchange gain (loss)	(415)	265	(561)	30
Total operating expense	(13,183)	(10,856)	(27,186)	(22,116)

Loss from operations	(11,125)	(8,789)	(21,509)	(18,243)

Non-operating income (expense):
Interest income	45	135	122	266
Interest expense	(244)	(190)	(441)	(382)
Other income	12	18	35	176
Changes in fair value of investments	111	1,861	(158)	1,690
Loss before income tax expense and share of net loss in an equity investee	(11,201)	(6,965)	(21,951)	(16,493)
Income tax benefit	—	—	—	—
Share of net loss in an equity investee	(2,174)	—	(2,174)	—
Net loss	(13,375)	(6,965)	(24,125)	(16,493)

Weighted average number of ordinary shares outstanding (basic and diluted)	15,505,897	13,519,328	15,499,318	13,450,694
Net loss per share (basic and diluted)	(0.86)	(0.52)	(1.56)	(1.23)

Comprehensive loss:
Net loss	(13,375)	(6,965)	(24,125)	(16,493)
Foreign currency translation adjustment	(12)	(316)	(466)	(220)
Total comprehensive loss	(13,387)	(7,281)	(24,591)	(16,713)
Less: comprehensive loss attributable to redeemable noncontrolling interest	—	—	—	—
Comprehensive loss attributable to ordinary shareholders	(13,387)	(7,281)	(24,591)	(16,713)